

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Michael J. Smith
Chairman, President and Chief Executive Officer
Terra Nova Royalty Corporation
400 Burrard Street, Suite 1620
Vancouver, British Columbia
Canada V6C 3A6

> **Re:** **Terra Nova Royalty Corporation**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 25, 2010**
> **File No. 333-169819**

Dear Mr. Smith:

We have reviewed your response letter dated October 25, 2010 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated October 19, 2010.

General

1. We note your revisions to the prospectus. Please advise us as to what consideration you have given to recirculating the revised prospectus to shareholders. See Rule 162 under the Securities Act.

Questions and Answers about this Offer, page ii
Q. What does the Board of Directors of Mass Think of this Offer and the Merger?, page ii

2. We note your response to comment three in our letter dated October 19, 2010. We have considered your rationale for not filing the Mass Recommendation Statement as an exhibit to the registration statement. Having reviewed the copy of the Mass Recommendation Statement that you have provided to us supplementally, we believe that you should file the Mass Recommendation Statement as an exhibit to the registration statement. In this regard, we note that in the prospectus you expressly direct Mass shareholders to the Mass Recommendation Statement for further information relating to the offer, the merger and the factors considered by the board of directors of Mass in connection with their decision to approve the agreement and their recommendation to Mass shareholders to accept your offer. See, for example, page 48 of the prospectus. We further note that all of this information is required by Form F-4 and is thus material to a decision by Mass shareholders as to whether to accept your offer. Accordingly, please file the Mass Recommendation Statement as an exhibit to the registration statement with

your next amendment. Please refer to Rule 408 under the Securities Act of 1933, as amended.

3. The Mass recommendation statement indicates that Mr. Peter Kellogg owns approximately 21% of Terra Nova common shares and approximately 20% of Mass Common Shares. We also note that Mr. Michael Smith is your Chairman, Chief Executive Officer, President and Director, as well as President, Chief Financial Officer, and Chairman of Mass. Please prominently disclose these relationships in your offering document.

Background and Reasons for this Offer and the Merger, page 48

4. We note your revisions in response to comment five in our letter dated October 19, 2010, however the revised disclosure does not appear to present a materially complete description of all relevant discussions and negotiations relating to the transaction. As an example, we note your disclosure that the parties agreed to structure the transaction as a share exchange, and that each believed that net book value was the most useful measure of their financial position. However, the disclosure does not describe the negotiations that led to these conclusions, any alternatives that were considered, and why it was determined that net book value was "the most useful measure." In addition, although we note that your disclosure states that the estimated exchange ratio of 1.0 to 1.3 was "preliminary" and did not give effect to final adjustments to net book value, it does not describe the negotiations that led to the agreement on the final adjustments to net book value. These are only examples. Please revise your disclosure accordingly.

Summary of Analysis of Raymond James, page 51

5. As requested in comment six in our letter dated October 19, please file as an exhibit to your registration statement the presentation materials of Raymond James dated September 2010. See Items 4(b) and 21(c) of Form F-4. When you file the presentation materials, please also expand the consent of Raymond James to include those materials.

6. Please describe any material relationship that existed during the past two years and any compensation received or to be received as a result of the relationship between Raymond James and its affiliates and you and your affiliates. See Item 1015(b)(4).

7. Please disclose the projections provided to Raymond James.

Material U.S. Federal Income Tax Consequences, page 65

8. We note that counsel has opined that the offer and the Merger *should* constitute a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. In addition, we note the disclosure that counsel is unable to provide an unqualified opinion "[b]ecause of the factual nature of this inquiry."

Given that counsel has listed five separate factual assumptions in its opinion, and has made additional assumptions, please have counsel revise its opinion to disclose those additional facts aside from those that are assumed that are currently unknown such that counsel's opinion is subject to uncertainty, or in the alternative please have counsel revise the opinion to replace the "should" language with "will" language."

Exhibit 8.1

9. We note that counsel has revised its opinion to indicate that the discussion set forth in the prospectus in the section entitled "Material U.S. Federal Income Tax Consequences" is counsel's opinion. However, we further note that the opinion states that "[n]o opinion is expressed as to any matter not addressed herein." As this disclaimer appears to limit counsel's opinion to only those matters addressed in Exhibit 8.1, please have counsel delete this disclaimer.

10. Please have counsel revise the opinion to also consent to the prospectus discussion of the opinion.

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Dietrich King, Staff Attorney, at 202-551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: H.S. Sangra (*via facsimile (604) 669-8803*)
         Andrew Bond
         Rod Talaifar
         Sangra Moller LLP